SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

COMMISSION FILE NUMBER 000-29480

A.	Full title of the plan and address, if different from that of the issuer named below:

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HERITAGE FINANCIAL CORPORATION

201 5TH AVENUE S.W.

OLYMPIA, WASHINGTON 98501-1114

REQUIRED INFORMATION

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust is subject to ERISA and elects to file Plan Financial Statements and Schedules prepared in accordance with the Financial Reporting Statements of ERISA.

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust Financial Statements and Additional Information as of December 31, 2005 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

23.1	Consent of KPMG, LLP

23.2	Consent of BDO Seidman, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused the annual report to be signed by the undersigned hereunto duly authorized.

HERITAGE FINANCIAL CORPORATION 401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

BY:	HERITAGE BANK Administrator

BY:	/s/ Donald V. Rhodes
NAME:	Donald V. Rhodes
TITLE:	Chairman

Heritage Financial

Corporation

401(k) Employee

Stock Ownership Plan and Trust

Financial Statements and

Supplemental Schedules

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm)

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

Heritage Financial Corporation 401(k)

Employee Stock Ownership Plan and Trust

Olympia, Washington

We have audited the accompanying statement of net assets available for benefits of the Heritage Financial Corporation 401 (k) Employee Stock Ownership Plan and Trust (the Plan) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules H, line 4i – schedule of assets (held at end of year) and line 4j – schedule of reportable transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Seattle, WA

June 26, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

Heritage Financial Corporation 401(k)

Employee Stock Ownership Plan and Trust

Olympia, Washington

We have audited the accompanying statement of net assets available for benefits of Heritage Financial Corporation 401 (k) Employee Stock Ownership Plan and Trust (the Plan) as of December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Seattle, Washington

June 3, 2005

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Statements of Net Assets Available for Benefits

December 31,	2005	2004
Assets
Investments at fair value:
Participant directed:
Registered investment company funds	$7,196,854	$6,536,331
Heritage Financial Corporation common stock	904,086	717,168
Money market funds	800,839	816,475
Participant loans	69,226	37,459

	8,971,005	8,107,433

Non-participant directed:
Heritage Financial Corporation common stock	8,982,111	7,536,822
Money market funds	1,335	18,530

	8,983,446	7,555,352

Total investments	17,954,451	15,662,785

Cash	—	37,965
Receivables:
Employer contributions	423,750	322,615
Participant contributions	27,741	117
Accrued investment income	2,548	1,220

Total receivables	454,039	323,952

Total assets	18,408,490	16,024,702

Liabilities
Loan payable to Heritage Financial Corporation	829,501	911,449
Excess deferrals	9,052	—
Accounts payable and other	9,063	229

Total liabilities	847,616	911,678

Net assets available for benefits	$17,560,874	$15,113,024

See accompanying notes to financial statements.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005	Participant Directed	Non-Participant Directed	Total
Additions
Investment income:
Net appreciation in fair value of investments	$573,763	$1,209,871	$1,783,634
Interest and dividends	149,240	251,806	401,046

	723,003	1,461,677	2,184,680

Contributions:
Participant salary deferrals	707,512	—	707,512
Participant rollovers	84,626	—	84,626
Employer	—	606,304	606,304
ESOP loan payments	—	105,533	105,533
Fund transfers	12,428	(12,428)	—

	804,566	699,409	1,503,975

Total additions	1,527,569	2,161,086	3,688,655

Deductions
Benefits paid to participants	609,132	449,184	1,058,316
Excess deferrals	9,052	—	9,052
Administrative expenses	65,562	33,546	99,108
Interest expense	—	74,329	74,329

Total deductions	683,746	557,059	1,240,805

Net increase	843,823	1,604,027	2,447,850
Net assets available for benefits, beginning of year	8,142,038	6,970,986	15,113,024

Net assets available for benefits, end of year	$8,985,861	$8,575,013	$17,560,874

See accompanying notes to financial statements.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of Plan	The following description of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General Heritage Financial Corporation (the Company) is a bank holding company with headquarters in Olympia, Washington.

The Plan is a qualified defined contribution plan established by the Company under the provisions of Section 401(a) and Section 4975(e)(7) of the Internal Revenue Code (IRC) with salary reduction and employer stock ownership features for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is administered by the KSOP Committee, which consists of certain officers and employees of the Company. U.S. Bank serves as the trustee.

Eligibility

Employees of the Company are generally eligible to participate in the Plan after three months of service, providing they worked at least 250 hours during a three-month period and have reached the age of twenty-one.

Contributions

Participants may elect to contribute up to the lesser of 75% of their eligible compensation or $14,000 (in 2005), subject to certain eliminations under the IRC. Additionally, participants over age 50 may make catch-up contributions up to $4,000 (in 2005). Participants may also contribute amounts representing distributions from other qualified plans.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of Plan (Continued)

The Company makes contributions to participant accounts as follows:

1) a matching contribution equal to 50% of the participant’s contribution up to 6% of the participant’s eligible compensation.

2) required contribution of 2% of the participant’s eligible compensation.

3) discretionary contributions beyond the required 2% contribution.

4) Employee Stock Ownership Plan (ESOP) allocation calculated based on the current year ESOP loan principal and interest payment. See note 3.

During 2005, the Company’s discretionary contribution totaled 3% of eligible compensation. Company contributions are made in the form of Heritage Financial Corporation common stock. Participants who do not have at least 1,000 hours of service during the Plan year are not eligible for the matching contributions. Participants who do not have at least 1,000 hours of service during the Plan year and are not employed on the last working day of a Plan year, are not eligible for an allocation of non-matching Company contributions for that year except in the event of the participants death, disability or retirement. Employer contributions to the Plan are invested primarily in shares of Company stock. In 2005 the Company met the minimum funding requirements as defined by ERISA.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings net of expenses. Allocations are made on a quarterly basis and based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Vesting in the Company’s contributions plus earnings thereon is based on years of continuous service. A participant’s matching contribution is 100% vested after six years of credited service or upon death, disability or retirement with 20% vesting at two years of service increasing by an additional 20% with each additional year of service. All other employer contributions are 100% vested after seven years of credited service or upon death, disability or retirement with 20% vesting at three years of service increasing by an additional 20% with each additional year of service. The vesting schedule applicable to the prior plans merged into the Plan will continue to apply to existing accounts and on an ongoing basis to accounts after October 1, 1999. However, no credit for service prior to

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of Plan (Continued)	July 1, 1993 will be given for any such account.

Investment Options

The Plan’s ESOP component is designed to invest primarily in Company common stock in order to comply with Section 4975(e)(7) of the IRC and Income Tax Regulation 54.4975-11. The Plan’s assets are maintained in funds and Company stock held in a trust account at U.S. Bank. Upon enrollment in the Plan, a participant may direct his or her employee contributions in 1% increments among five registered investment company funds, a money market fund, and Company stock.

Participants may make changes to their deferral amounts and investment options for new deferrals and may reallocate their account at the beginning of each quarter. Contributions may be temporarily held as cash balances prior to the execution of the investment according to the participant’s direction.

Because investments in Company stock are not diversified, this investment may present higher than average volatility. Therefore, the Plan states that a participant is limited to investing no more than 20% of his or her 401(k) deferrals into Company stock.

Payment of Benefits

No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), becomes disabled or otherwise terminates employment with the Company. Distributions are made in cash, Company stock, or both.

Benefit distributions are based on the participant’s vested account balance and may be distributed in a lump sum, installments over a period of not more than the participant’s life expectancy, or through the purchase of an annuity if the participant’s vested account balance is greater than $5,000.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of Plan (Continued)	Under certain conditions, participants, while still employed by the Company, are permitted to withdraw in a single sum, the employee contribution portion of their account balance. These conditions include unreimbursed medical expenses, the purchase of the participant’s principal residence, the payment of postsecondary education tuition or to prevent eviction or foreclosure from the participant’s principal residence. A participant’s right to make deferrals to the Plan will be suspended for 6 months after the receipt of a hardship withdrawal.

The Plan has the right to automatically distribute participant accounts upon termination of service for participants with balances not exceeding $1,000 as a lump sum distribution.

Diversification

Participants who are at least age 55 with 10 years of participation in the Plan may elect to diversify a portion of their account invested in Company stock. The qualified election period is the six-year period commencing with the Plan year in which the participant becomes a qualified participant. In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the diversification percentage changes to 50 percent.

Voting and Dividend Rights No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.

Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

Forfeitures

Forfeitures may be used to reduce employer contributions. At December 31, 2005 and 2004, forfeited non-vested accounts totaled $40,362 and $51,811. Forfeitures used to reduce employer contributions during 2005 totaled $55,085.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of Plan (Continued)

Participant Loans

Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding loans to the participant from the Plan and from any other qualified plan maintained by the employer, including accrued interest thereon, shall not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms shall not exceed five years, except for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest is paid ratably not less than quarterly through payroll deductions. The interest rate on outstanding loans as of December 31, 2005 ranged from 4.25% to 7.0% and the loans mature through March 2014.

Administrative Expenses Administrative expenses including trust, recordkeeping, audit, legal and investment fees are paid by the Plan. Some other expenses may be paid by the Company.

2.	Summary of Significant Accounting Policies	Basis of Accounting The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

2.	Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

The Plan allows participants to direct contributions into a money market fund, various registered investment company funds, and Company stock. Company contributions are used to purchase Company stock. The underlying investment securities of these funds and Company stock are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain underlying investment securities and the level of uncertainty related to changes in the value of the funds and the Company stock, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Participants should refer to Heritage Financial Corporation’s annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10K and 10Q) regarding risks associated with Company stock.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment company funds and the Company stock are valued at quoted market prices. Fair value of the Company stock is based on the closing price of stock on the NASDAQ National Market System on the last trading day of the Plan year. Participant loans and money market funds are valued at cost.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the moving average method. Net appreciation in fair value of investments represents the change in fair value from one period to the next and realized gains and losses.

Payment of Benefits Benefits are recorded when paid. At December 31, 2005 and 2004, assets allocated to withdrawing participants totaled $10,453 and $271,807, respectively.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

Excess Deferrals Excess deferrals over maximum IRS limits totaled $9,052 for the year ended December 31, 2005. The excess deferrals were returned to participants in the first quarter of 2006.

3.	Leveraged ESOP Feature

The Plan purchased shares of the Company’s stock using the proceeds of a borrowing from the Company and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of 15 years by deductible Company contributions to the trust fund.

Under the ESOP feature of the Plan, the Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term indebtedness to the Company. As the Plan makes each payment of principal and interest, an appropriate percentage of stock is allocated to eligible employees’ accounts in accordance with applicable regulations under the IRC.

The loan is collateralized by all unallocated shares of Company stock. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the table below presents separately the assets and liabilities and changes therein pertaining to:

(a)    accounts of employees with rights in allocated stock and

(b)    stock not yet allocated to employees.

The Plan’s ESOP assets at year-end are summarized as follows:

December 31,	2005		2004
	Allocated	Unallocated	Allocated	Unallocated
Heritage Financial Corporation Common Stock, at fair value:	$3,418,108	$1,600,613	$2,940,810	$1,576,426
Cash	134	—	2,764	—
Accrued investment income	—	868	—	—
Loan Payable to Heritage Financial Corporation	—	(829,501)	—	(911,449)

Net ESOP Assets	$3,418,242	$771,980	$2,943,574	$664,977

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

3.	Leveraged ESOP Feature (Continued)	The ESOP component’s change in net assets is summarized as follows:

Year ended December 31,	2005
	Allocated	Unallocated
Heritage Financial Corporation Common Stock:
Net appreciation in fair value	$432,166	$250,182
Dividends	91,089	53,103
Loan payments	—	105,533
Shares released	225,988	(225,988)
Dividends on released shares	1,498	(1,498)
Fund transfers	(7,619)	—
Distributions to participants	(253,766)	—
New loans to participants	—	—
Administrative expense	(14,688)	—
Interest expense	—	(74,329)

Net increase (decrease)	474,668	107,003

Net assets, beginning of year	2,943,574	664,977

Net assets, end of year	$3,418,242	$771,980

At December 31, 2005, 8,817 shares were pending allocation to participants under the Plan. The Plan purchased 4,089 allocated shares by reinvesting dividends on allocated shares. The Plan sold or distributed 12,468 shares in connection with distributions to participants. In addition, the Plan had a stock dividend resulting in an increase of 9,765 shares.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

3.	Leveraged ESOP Feature (Continued)	In January 1998, the Plan borrowed $1,323,000 from the Company to purchase shares of the Company’s stock. The loan matures January 2013 and will be repaid in monthly installments of $13,023 primarily from the Company’s contributions. Interest is accrued at a rate of 8.5% per annum.

The repayment schedule for principal is as follows:

Year ending December 31,
2006	$89,192
2007	97,076
2008	105,657
2009	114,996
Thereafter	422,580

Total	$829,501

4.	Investments	The following investments represent 5% or more of the Plan’s net assets available for benefits at the end of the year:

December 31,	2005	2004
Heritage Financial Corporation Common Stock*	$9,886,197	$8,253,990
First American Prime Obligation Fund	—	835,005
Fidelity Advisory Mid Cap Fund, Class A	1,239,309	1,033,072
Frank Russell Equity I Fund, Class I	1,023,753	858,025
Frank Russell International Fund, Class I	1,017,094	903,057
Frank Russell Equity Q Fund, Class I	1,024,926	850,742

* $8,982,111 and $7,536,822 are non-participant directed.

The Plan’s investments appreciated during the year as follows:

Year ended December 31, 2005
	Participant directed	Nonparticipant directed	Total
Registered Investment Company Funds	$453,294	$—	$453,294
Common Stock	120,469	1,209,871	1,330,340

	$573,763	$1,209,871	$1,783,634

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

5.	Plan Termination	The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, participant accounts become fully vested and will be distributed to the participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC. Upon termination of the Plan, the trustee will direct the Plan administrator to pay all liabilities and expenses of the trust fund and to sell shares of unallocated stock to the extent it determines such sale necessary to repay the loan. Remaining unallocated shares will be allocated to participants.

6.	Tax Status	The Plan obtained its latest determination letter on October 25, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Related Party and Party in Interest Transactions	The Plan’s assets, which consist primarily of shares of Company stock, registered investment company funds, and U.S. Bank money market fund, are held by U.S. Bank, the trustee of the Plan. The Company’s contributions are held and managed by the trustee, which invests cash received, interest and dividend income, and makes distributions to participants. The record keeper administers the payment of interest and principal on the loan, which is reimbursed to the trustee through contributions determined by the Company.

Certain administrative functions are performed by officers or employees of the Company. No officer or employee receives compensation from the Plan.

For the year ended December 31, 2005, the Plan paid U.S. Bank $45,672 for services as trustee and asset custodian of the Plan. For the year ended December 31, 2005, the Plan paid $53,436 to other service providers that are defined as a Party in Interest under ERISA.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

8.	Subsequent Events	Heritage Financial Corporation acquired Washington State Bank, N.A. effective June 1, 2006 (date of merger). As a result, all eligible employees of Washington State Bank, N.A. at the date of merger shall become participants of the Plan.

9.	Reconciliation of Financial Statements to Schedule H of Form 5500	The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

December 31,	2005	2004
Net assets available for benefits per the financial statements	$17,560,874	$15,113,024
Amounts allocated to withdrawing participants	(10,453)	(271,807)

Net assets available for benefits per Schedule H of Form 5500	$17,550,421	$14,841,217

The following is a reconciliation of benefits paid to participants per the financial statements to Schedule H of Form 5500:

Year ended December 31,	2005
Benefits paid to participants per the financial statements	$1,058,316
Less: Amounts allocated to withdrawing participants at end of prior year	(271,807)
Add: Amounts allocated to withdrawing participants at year-end	10,453

Benefits paid to participants per Schedule H of Form 5500	$796,962

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

The following is a reconciliation of investment income per the financial statements to Schedule H of Form 5500:

Year ended December 31,	2005
Per financial statements:
Net appreciation in fair value of investments	$1,783,634
Interest and dividends	401,046

$2,184,680

Year ended December 31,	2005
Per Schedule H of Form 5500:
Interest	$24,626
Dividends	275,150
Net gain on sale of assets	61,028
Unrealized appreciation of assets	1,269,541
Net investment income from registered investment companies	554,335

$2,184,680

Supplemental Schedules

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Line 4(i)

EIN: 91-1618099

Plan Number: 003

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c ) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Participant Directed Investments
	Registered Investment Company Funds:
	Frank Russell Fixed Income I Fund, Class I	27,715 shares	$598,234	$575,634
	Frank Russell Fixed Income III Fund, Class I	52,567 shares	543,764	547,227
	Frank Russell Equity I Fund, Class I	33,951 shares	923,337	1,023,753
	Frank Russell Equity II Fund, Class I	7,591 shares	248,909	232,275
	Frank Russell International Fund, Class I	23,664 shares	785,845	1,017,094
	Frank Russell Emerging Markets Fund, Class S	11,524 shares	121,046	214,233
	Frank Russell Real Estate Securities Fund, Class S	6,185 shares	228,952	274,932
	Frank Russell Equity Q Fund, Class I	28,637 shares	911,845	1,024,926
	Fidelity Advisory Mid Cap Fund, Class A	51,552 shares	1,102,356	1,239,309
*	First American Equity Index Fund	32,808 shares	666,810	766,063
	T. Rowe Price Blue Chip Growth Fund	8,611 shares	251,863	281,408
*	U.S. Bank - First American Prime Obligation Fund	800,839 units	800,839	800,839
*	Heritage Financial Corporation of Washington	37,038 shares	505,141	904,086
*	Participant Loans	Interest rates of 4.25%-7%, maturing through March 2014	—	69,226

			7,688,941	8,971,005

	Non-Participant Directed Investments
*	Heritage Financial Corporation of Washington	367,968 shares	3,963,046	8,982,111
*	U.S. Bank - First American Prime Obligation Fund	1,335 units	1,335	1,335

			3,964,381	8,983,446

			$11,653,322	$17,954,451

*	A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan and Trust

Schedule of Reportable Transactions

Form 5500, Schedule H, Line 4(j)

EIN: 91-1618099

Plan Number: 003

December 31, 2005

(a) Identity of party involved	(b) Description of assets	(c) Number of Purchases	(d) Purchase Price	(e) Number of sales or disbursements	(f) Selling Price	(g) Book value at sale	(h) Net gain (loss)
Category (iii) – Series of transactions in excess of 5% of plan assets at January 1, 2005:
First American Prime Obligation	Money Market Fund	153	$1,030,029	123	$1,047,348	$1,047,348	$—
Heritage Financial Corporation	Company Stock	63	$829,308	45	$145,933	$84,905	$61,028

Note:	Participant and non-participant directed transactions are included in both the money market fund and the company stock as it is not possible to segregate the transactions.

There were no category (i), (ii) or (iv) transactions.

See accompanying report of independent registered public accounting firm.